EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal S3 to Release First Quarter 2017 Results
on Tuesday, May 30, 2017

YAHUD, ISRAEL, May 9, 2017 -- Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its first quarter 2017 results on Tuesday, May 30, 2017 before the market open.

The Company will hold an investors’ conference call on the same day, at 9am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
Israel Dial-in Number: 03 918 0687
UK Dial-in Number: 0 800 917 9141
International Dial-in Number:  +972 3 918 0687
at:
9am Eastern Time; 6am Pacific Time; 2pm UK Time; 4pm Israel Time

The call will also be webcast live. The link to access the call can be found in the investor relations section of the company’s website or direct from the attached link:

 http://www.veidan-stream.com/?con=Magal_Security_Systems_Q1_2017_Results_Conference_Call

A replay link of the call will be available from the day after the call from the above link.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Gavriel Frohwein / Ehud Helft Tel: (US) +1 646 688 3559 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com